SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

TOWERSTREAM CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

892000100
(CUSIP Number)

June 17, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 892000100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 6,350,000 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,191,733 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 6,350,000 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 8,191,733 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,191,733 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (3)
12	TYPE OF REPORTING PERSON* IN
___________________

(1)
Includes (i) 3,175,000 shares of the Issuer’s common stock held by Barry Honig (“Honig”) and (ii) 3,175,000 shares of common stock issuable upon exercise of warrants (the “Warrants”). The Warrants contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% (the “Beneficial Ownership Limitation”).  The Beneficial Ownership Limitation is reflected in this report.

(2)
Includes (i) 2,500,000 shares of the Issuer’s common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) , (ii) 2,500,00 shares of the Issuer’s common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee Honig 401K”), (iii) 2,500,000 shares of common stock issuable upon exercise of Warrants held by Roth 401K and (iv) 691,733 shares of common stock issuable upon exercise of Warrants held by Renee Honig 401K.  Excludes 1,808,267 shares of common stock issuable upon exercise of Warrants held by Renee Honig 401K due to the Beneficial Ownership Limitation.  The Warrants contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of the Beneficial Ownership Limitation. The Beneficial Ownership Limitation is reflected in this report.  Renee Honig is Mr. Honig’s spouse.  Barry Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K

(3)
Includes (i) 3,175,000 shares of the Issuer’s common stock held by Honig, (ii) 2,500,000 shares of common stock held by Roth 401K, (iii) 2,500,000 shares of common stock held by Renee Honig 401K and (iv) 16,733 shares of common stock issuable upon exercise of Warrants held by Honig.  Does not include (i) 3,158,267 shares of common stock issuable upon exercise of Warrants held by Honig, (ii) 2,500,000 shares of common stock issuable upon exercise of Warrants held by Roth 401K and (iii) 2,500,000 shares of common stock issuable upon exercise of Warrants held by Renee Honig 401K.  The Warrants contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of the Beneficial Ownership Limitation. The Beneficial Ownership Limitation is reflected in this report. Renee Honig is Mr. Honig’s spouse.  Barry Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K

CUSIP No. 892000100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,000,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% (1)
12	TYPE OF REPORTING PERSON* OO
___________________

(1)
Barry Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and in such capacity holds voting and dispositive power over the securities held by Roth 401K. Includes (i) 2,500,000 shares of the Issuer’s common stock held by Roth 401K and (ii) 2,500,00 shares of the Issuer’s common stock issuable upon exercise of warrants held by Roth 401K.

Item 1(a).                 Name of Issuer:

Towerstream Corporation, a Delaware corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

88 Silva Lane, Middletown, RI 02842

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig (“Honig”) and  GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 S. Federal Highway #450, Boca Raton, FL 33432.

Item 2(c).                 Citizenship.

Barry Honig is a citizen of the United States.  Roth 401K is organized in the State of Florida.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

892000100

Item 3.                      Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned:  8,191,733 (1)

(b) Percent of class: 9.99%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,350,000 (2)

(ii) Shared power to vote or to direct the vote:  8,191,733 (1)

(iii) Sole power to dispose or to direct the disposition of: 6,350,000 (2)

(iv) Shared power to dispose or to direct the disposition of:  8,191,733 (1)
____________________

(1)
Includes (i) 3,175,000 shares of the Issuer’s common stock held by Honig, (ii) 2,500,000 shares of common stock held by Roth 401K, (iii) 2,500,000 shares of common stock held by Renee Honig 401K and (iv) 16,733 shares of common stock issuable upon exercise of warrants (the “Warrants”) held by Honig.  Does not include (i) 3,158,267 shares of common stock issuable upon exercise of Warrants held by Honig, (ii) 2,500,000 shares of common stock issuable upon exercise of Warrants held by Roth 401K and (iii) 2,500,000 shares of common stock issuable upon exercise of Warrants held by Renee Honig 401K.  The Warrants contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% (the “Beneficial Ownership Limitation”).  The Beneficial Ownership Limitation is reflected in this report.  Renee Honig is Mr. Honig’s spouse.  Barry Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K

(2)
Includes (i) 3,175,000 shares of the Issuer’s common stock held by Honig and (ii) 3,175,000 shares of common stock issuable upon exercise of Warrants held by Honig. The Warrants contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of the Beneficial Ownership Limitation.  The Beneficial Ownership Limitation is reflected in this report.

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2016	By:	/s/ Barry Honig
Name: Barry Honig

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

	By:	/s/ Barry Honig
Name: Barry Honig